Filed by HomeGrocer.com, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                           Subject Company: HomeGrocer.com, Inc.
                                                   Commission File No. 000-29789

A. Webvan / HomeGrocer Merger Information Q & A, as posted on HomeGrocer Intranet System


Question: Who initiated the discussions about this deal?

Answer: This deal became obvious to both sides as we looked at how to build this unique segment of e-commerce. Both sides offer strengths that will make the new company even stronger. We believe that the combination of the 2 top players in this segment will create an unstoppable organization that will grow quickly in this rapidly expanding market.

Question: Is this a hostile takeover?

Answer: No, as mentioned above, the management of both companies believe that this transaction will create an even stronger organization moving forward. As we looked at how we could improve both of our companies, this deal just made too much sense to pass up.

Question: Do the shareholders of both companies need to approve the deal?

Answer: Yes, the shareholders of both companies will have the opportunity to vote on the proposed merger. We believe that the shareholders will also see the advantages of combining the two companies and expect that the shareholder vote will be positive.

Question: What happens between now and the time the two companies join?

Answer: Between now and when the two companies join, the vast majority of time will be spent on planning for integration of the combined company.

Question: Why did this have to happen now? Weren't there alternatives?

Answer: This is something that both sides wanted to do. We believe that this combination will make both companies stronger and allow us to further accelerate the growth of a combined company capable of delivering the "last mile" vision to our customers.

Question: Does this mean we could not have made it independently?

Answer: Once again, we looked at this as an opportunity to grow not as an inability to be successful on our own. Both companies are out to win and the combination of both will make us stronger than we could have been independently.

Question: How will the structure of the new senior management team be determined?


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Answer: The structure of the new management team will be the result of discussions between the CEOs of the two companies. The decisions that will be made will be mutually agreed upon by both sides.

Question: Will there be a corporate office in Seattle?

Answer: The primary corporate offices for the combined company will be in Foster City, California (San Francisco), but there will continue to be an office in Kirkland with significant responsibilities in the new company including, technology, storefront, and some other specific functions.

Question: Will any corporate jobs remain in Kirkland/Bellevue?

Answer: At this point, it's anticipated that many positions will remain here. While some roles may be transitioned to California, it's also anticipated that some positions currently in California will be transitioned here.

Question: How many corporate employees does each company have, and how many will exist in the combined company?

Answer: Currently, each company has approximately 380 employees in its corporate offices and it is unclear at this point how many will be required in the combined company which will be twice as large and growing considerably.

Question: What process will Webvan use to evaluate job redundancies?

Answer: First, it is important to remember that most field positions will not be affected by the merger and will instead be integrated directly into the new company. In Kirkland/Bellevue, there will be some positions that overlap with positions that currently exist in Webvan's corporate offices in California and will likely be eliminated. Senior executives of Webvan will work with senior executives of HomeGrocer to discuss both organizations and define what kind of organization structure will be put in place going forward. These execs will then assess the individuals of both organizations to identify the best skill match and experience for the roles that will remain. It is expected that the new organization will be made up of a mixture of Webvan and HomeGrocer.com employees.

Question: Where there are redundancies, do Webvan employees have the right to consider those positions before HomeGrocer.com employees do?

Answer: No. Employees from both organizations will be considered at the same


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time and the best fit for the position will be offered a role. It is expected that there may be some Webvan employees who relocate to work in Kirkland/Bellevue and some HomeGrocer.com employees who relocate to Foster City.

Question: Am I going to lose my job?

Answer: As we merge these two companies, there will be a huge need for talent and at this point, it is important that we retain the majority of our people to manage the transition and integration into one organization. As this transition takes place, there may be some positions in both organizations that overlap and in this case, some positions may be eliminated. Those affected by an elimination will be eligible for separation terms outlined below.

Question: If I lose my job, what type of severance program will I be eligible for?

Answer: In the event that your position is eliminated as a result of the merger, you will receive a minimum of 1 month of severance pay after your termination date. Some people may receive more depending on their current role within the organization.

Question: If I am offered a position in the new company which would still be based in Kirkland/Bellevue, will I still be eligible for severance if I choose not to take it?

Answer: Generally no. The merged company will still have a very high need for talent and we want to keep most of our people in place. If you are offered the opportunity to continue doing your current role in the new company in Kirkland or Bellevue and you decide to resign, you would not be eligible for severance.

Question: How many corporate employees do you anticipate relocating?

Answer: It's simply too early to be able to answer that question. That will be determined once the management teams of both companies have had the chance to evaluate the combined needs of the new company as well as assess the individuals of both organizations.

Question: Will I be required to relocate to California?

Answer: Some people may be offered opportunities that currently exist in Foster City. If people are offered positions that would require relocation, executives from the new company will discuss these opportunities with you


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and coordinate when you might need to relocate if you wanted to accept the position.

Question: Will Webvan pay to relocate me to California?

Answer: For many positions, Webvan will offer relocation assistance to facilitate a move to California. If that is the case, you will receive additional information concerning the specifics of your relocation package. There may be some positions though where Webvan informs you that the position is available if you want to move yourself to California. In those cases it's unlikely that relocation assistance would be offered.

Question: If I do relocate, will Webvan compensate me for the difference in the cost of living between Washington and California?

Answer: Generally no, but each company has its own salary scales for each location and compensation in California would be evaluated within the California salary range. If it was determined that your current salary fell outside that range, then some adjustment may be considered.

Question: Will the company compensate me for any real estate losses incurred as a result of relocation?

Answer: Generally no. Real estate decisions are the responsibility of the individual. The decision for an individual to accept a position that would involve relocation should take into account the anticipated costs of real estate decisions on both ends.

Question: Will it be possible to telecommute?

Answer: In a few cases, yes. It's expected that there may be some positions where it will be possible for individuals to continue to perform their roles as telecommuters. These positions will be identified as representatives from both companies identify the roles required in the new company and who is best able to perform those roles.

Question: How will this affect my compensation?

Answer: In the near term, this will have no effect on compensation. You will continue to receive the same base pay and bonus (if eligible) that you receive now. After the merger, as operations of the two companies are integrated over time, there will be a transition toward one compensation structure, but that will take some time and you will hear more about it in the future.


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


Question: What will happen to my stock options?

Answer: You will continue to be eligible to participate in a stock option program. Your HomeGrocer.com options will be converted into options to purchase Webvan stock but will preserve the current economic value of your present options. You will continue to vest as you have up to this point and all vesting that has taken place thus far, will be recognized under the new options. In all other respects, your options will have the same terms as they currently have. A separate handout will be provided which outlines in detail an example of how this will work and what it will mean to you.

Question: Will existing HOMG options automatically convert to options in WBVN stock?

Answer: Yes. Current HOMG options and shares will be converted into WBVN options and shares at an equivalent value. More information and examples of how this will take place will be distributed separately.

Question: What happens to HomeGrocer's 401K program?

Answer: Like other programs that exist in both companies, the two 401K programs will be merged into one. You will become eligible to participate in Webvan's 401K plan and your balances will be transferred from the HomeGrocer.com 401K plan to the Webvan 401K plan.

Question: If I lose my job, what happens to my 401K account?

Answer: Depending on the balance in your account, you will be able to leave your money in your 401K for a maximum of 90 days. Thereafter, you will need to roll it over into an IRA or into another 401K program in another company.

Question: What happens to the medical and other benefits that HomeGrocer.com employees are currently eligible for?

Answer: For the near term, there will be no changes to your current benefits. After the merger, over time there will be a review of the benefits of both companies and it is likely that the two programs will merge into one. That will not occur in the short term and will likely take considerable time to assess.

Question: Will medical and other benefits be extended to those who lose their jobs?

Answer: Those people that lose their jobs and receive severance benefits will continue to be covered under their current medical benefits during


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


their salary continuance period. At the end of that salary continuance period, they will also be eligible to purchase continued coverage through COBRA. You will hear more information about the impact to your benefits in the very near future. After you review that information, you can direct further questions to Kathy Weibel, Benefits Manager in Kirkland.

Question: What will happen to HomeGrocer's ESPP program?

Answer: HomeGrocer's ESPP will terminate immediately prior to the close of the merger. All monies you contributed will be used to purchase HomeGrocer stock prior to the close and those shares will be automatically exchanged for Webvan shares.

Question: How quickly can I participate in Webvan's ESPP program?

Answer: Annual enrollment dates for Webvan's ESPP program are August 15th and February 15th. You will be eligible to participate in the program on the appropriate enrollment date according to this schedule.

Question: Who can I contact for more information?

Answer: We will keep information updated on PeachNet on a regular basis. In addition, we will conduct all team meetings and/or correspondence on a regular basis to provide any new information about the merger. For additional information, you will be able to contact Dave Pace [../phone/users/dpace.html], Jim Flanagan [../phone/users/jflanagan.html] or Tami Lamp [../phone/users/tlamp.html] to answer any other questions you might have about the merger.

Cynthia F. Adkins
Senior Counsel
HomeGrocer.com
10230 NE Points Drive
Kirkland WA  98033-7879

425 201 1729 phone
425 201 7805 fax
cfadkins@homegrocer.com


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B.   Option Information posted on HomeGrocer's Intranet


We have received many questions from Associates about the impact of the Webvan merger on HomeGrocer stock options. The information below, as well as the attachment, explain how stock options will be handled.

OPTION CONVERSION

Under the terms of our option agreement, options to purchase HomeGrocer shares will be converted into options to purchase shares of Webvan. The conversion will be done in such a way that you will be in the same economic position after the merger that you were in before the merger. Mechanically, the conversion involves increasing the number of options by the exchange ratio of 1.07605 and reducing the grant price by the same ratio.

The attachment below provides an example of how the option conversion will work.

Options that were "Early Exercised" prior to the IPO will be treated in the same way. The number of shares purchased upon exercise will be converted to Webvan shares using the same exchange ratio noted above.

OPTION VESTING

Associates Remaining with the Merged Business

The original vesting schedule detailed in each individual's Stock Option Agreement will remain unchanged for Associates who continue their employment with the merged company.

Associates Who Resign Prior to the Merger
As has always been the case, Associates who resign will generally forfeit their unvested options.

Associates Terminated as a Result of the Merger

Associates who are terminated as a result of the merger will be treated according to the terms of their Option Agreement and the Plan Document under which the options were granted. The Agreement and the Plan Document that apply to your option grant(s) were included in the option package you received shortly after your grant date.

Under all circumstances, the terms of the Option Agreement and the Plan Document governing the grant will always be used to determine the treatment of any outstanding options.


                                             STOCK OPTION CONVERSION EXAMPLE

=============================================================================================================


        HomeGrocer Option Grant                                            Converted Webvan Options
=========================================                           =========================================

                                          ==========================
              # of Options:       1,000         Times 1.07605                      # of Options:      1,076
                                          ==========================
                                      x                                                                   x
                                          ==========================
               Grant Price:       $5.00       Divided By 1.07605                    Grant Price:      $4.65
                              ----------  ==========================                                --------

              Purchase Cost      $5,000                                            Purchase Cost     $5,000
(# of options X grant price)                                         (# of options X grant price)

=========================================                           =========================================


--------------------------------------------------------------------------------
Each option to purchase a share of HomeGrocer stock will be exchanged for the right to purchase 1.07605 (the "exchange ratio") shares of Webvan

The grant price for those options will then be reduced by the same exchange ratio so the economic value of the original grant is maintained before and after the merger

As the example above shows, you would need 1,076 options in Webvan at a grant price of $4.65 to maintain the $5,000 purchase cost of the original HomeGrocer grant